UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CorpBanca

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

21987A209 (Sponsored ADR)**

(CUSIP Number)

David L. Williams

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box   ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 1,500 common shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 supplements and amends the Schedule 13D filed on May 29, 2014 by the Reporting Persons (as defined below) (as so amended, the “Schedule 13D”), relating to the Common Shares, no par value per share (the “Common Stock”), of CorpBanca, a company formed under the laws of the Republic of Chile (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This statement is being filed by (collectively, the “Reporting Persons”):

(i) Alvaro Saieh Bendeck, a citizen of the Republic of Chile;

(ii) Corp Group Banking S.A., a company formed under the laws of the Republic of Chile;

(iii) Compañía Inmobiliaria y de Inversiones Saga SpA., a company formed under the laws of the Republic of Chile;

(iv) CorpGroup Holdings Inversiones Ltda., a company formed under the laws of the Republic of Chile;

(v) CorpGroup Inversiones Ltda., a company formed under the laws of the Republic of Chile;

(vi) Corp Group Financial S.A., a company formed under the laws of the Republic of Chile;

(vii) Corp Group Holding Inversiones Limitada C.P.A., a company formed under the laws of the Republic of Chile;

(viii) Inversiones Corp Group Interhold Ltda., a company formed under the laws of the Republic of Chile; and

(ix) Inversiones Gasa Ltda., a company formed under the laws of the Republic of Chile.

Item 5	Interest in Securities of the Issuer.

Item 5(a) – (b) of the Schedule 13D is hereby amended by adding the following after the last paragraph thereof:

Certain third parties have alleged that the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with Itaú Unibanco Holding S.A. and Banco Itaú Chile as a result of the arrangements in the Transaction Agreement. The Reporting Persons expressly disclaim membership in a group with Itaú Unibanco Holding S.A. and Banco Itaú Chile as of the date hereof. The Reporting Persons, however, expect that they will become members of a “group” with Itaú Unibanco Holding S.A. upon the closing of the merger contemplated by the Transaction Agreement and the Reporting Persons’ entering into the Itau Shareholders Agreement with Itaú Unibanco Holding S.A. in connection with the closing of the merger.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2014

CORP GROUP BANKING S.A.

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

COMPAÑÍA INMOBILIARIA Y DE INVERSIONES SAGA SpA.

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

CORPGROUP HOLDINGS INVERSIONES LTDA.

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

CORPGROUP INVERSIONES LTDA.

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

CORP GROUP FINANCIAL S.A.

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

CORP GROUP HOLDING INVERSIONES LIMITADA C.P.A.

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

INVERSIONES CORP GROUP INTERHOLD LTDA.

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

INVERSIONES GASA LTDA.

By:	/s/ María Pilar Dañobeitía Estades
	Name:	María Pilar Dañobeitía Estades
	Title:	Chief Executive Officer

/s/ Alvaro Saieh Bendeck Alvaro Saieh Bendeck

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